UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 1 April 2014
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES

In compliance with paragraphs 3.63 - 3.74 of the Listings
Requirements of JSE Limited, shareholders are advised that Gold
Fields Limited has granted on 28 March 2014 effective 1 March
2014(“the Grant Date”), Bonus Shares to the directors of Gold
Fields, and major subsidiaries of Gold Fields Limited in terms of the Gold Fields Limited 2012 Share Plan as set out below.

Bonus Shares are linked to the annual bonus whereby the
equivalent of two-thirds of the cash bonus is granted in Bonus
Shares.

Name
P Schmidt
Position Director of Gold Fields Limited
Company Gold Fields Limited
No of Bonus Shares granted 94 622
Bonus Share strike price Nil
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction
Off market grant of Bonus
Shares
Vesting Period
The Bonus Shares vest in equal
parts on 9 months and 18 months
of the Grant Date
Nature of interest
Direct and Beneficial
Name
KFL Moabelo
Position Director of major subsidiaries
Company Gold Fields Limited
No of Bonus Shares granted
42 851
Bonus Share strike price Nil
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction
Off market grant of Bonus
Shares
Vesting Period
The Bonus Shares vest in equal
parts on 9 months and 18 months
of the Grant Date
Nature of interest Direct and Beneficial
Name
R Weston
Position Director of major subsidiaries
Company Gold Fields Limited

No of Bonus Shares granted 95 408
Bonus Share strike price
Nil
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction
Off market grant of Bonus
Shares
Vesting Period
The Bonus Shares vest in equal
parts on 12 months and 18
months of the Grant Date
Nature of interest Direct and Beneficial
Name
E Balarezo
Position
Director of major subsidiaries
Company Gold Fields Limited
No of Bonus Shares granted 76 273
Bonus Share strike price Nil
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction
Off market grant of Bonus
Shares
Vesting Period
The Bonus Shares vest in equal
parts on 9 months and 18 months
of the Grant Date
Nature of interest Direct and Beneficial
Name
T Harmse
Position Company Secretary
Company
Gold Fields Limited
No of Bonus Shares granted
23 219
Bonus Share strike price
Nil
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction
Off market grant of Bonus
Shares
Vesting Period
The Bonus Shares vest in equal
parts on 9 months and 18 months
of the Grant Date
Nature of interest Direct and Beneficial
Name
A Baku
Position
Director of major subsidiaries
Company
Gold Fields Limited
No of Bonus Shares granted
54 470
Bonus Share strike price
Nil
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction
Off market grant of Bonus
Shares
Vesting Period
The Bonus Shares vest in equal
parts on 9 months and 18 months

of the Grant Date
Nature of interest
Direct and Beneficial
Name J Pauley
Position Director of major subsidiaries
Company Gold Fields Limited
No of Bonus Shares granted 34 448
Bonus Share strike price Nil
Class of underlying security to
which rights attach
Ordinary shares
Nature of transaction
Off market grant of Bonus
Shares
Vesting Period
The Bonus Shares vest in equal
parts on 9 months and 18 months
of the Grant Date
Nature of interest Direct and Beneficial

In accordance with section 3.66 of the Listings Requirements, the necessary clearance was obtained to grant the abovementioned
Bonus Shares.

31 March 2014
Sponsor:
JP Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED
Dated: 1 April 2014
By:            /s/ Nicholas J. Holland

Name:       Nicholas J. Holland
Title:        Chief Executive Officer